SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                     FORM 10/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  EduLink Inc.
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           (Exact name of the registrant as specified in its charter)

                  Nevada                                    95-4562316
         -------------------------------                 ----------------
         (State or other jurisdiction of                 (I.R.S. employer
          Incorporation or Organization)                 Identification no.)

                450 North Beverly Drive
                Suite 602
                Beverly Hills, California                       90210
         ----------------------------------------          ----------------
         (Address of principal executive offices)             (Zip code)

        Registrant's Telephone number, including area code (310) 247-7800

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Names of each exchange on which
          to be so registered                 Each class is to be registered
          -------------------                -------------------------------
                 None                                      N/A
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        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
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                                (Title of Class)

         ITEM 1:  BUSINESS

         (a)      General Development of Business.

        The registrant, Edulink, Inc., ("Edulink") originally incorporated in January 1994 in Nevada under the name URREA Enterprises, Inc. ("URREA"). URREA was a development stage company that attempted to engage in the business of extracting minerals. URREA's developmental operations did not generate revenues. URREA had no assets or liabilities and therefore it had a net asset value of $0. URREA was a public company listed on the Over the Counter Bulletin Board.

        In October, 1999, URREA agreed to acquire the issued and outstanding common stock shares of EduLink in exchange for 7,776,000 shares of URREA's common stock. EduLink entered into the merger in order to achieve the value of being a publicly trading company, including obtaining liquidity for its shareholders. Edulink is not in any manner conducting the mineral extraction business that URREA attempted to engage in prior to the merger.

        Prior to the acquisition of EduLink URREA effected a forward stock split of its issued and outstanding shares on a 50:1 basis, which increased its outstanding shares of common stock from 5,180,450 to 259,022,500, as well as the number of shares of common stock to be issued and delivered in exchange for the shares of EduLink. At the closing on October 27, 1999, EduLink merged with and into URREA in exchange for 388,800,000 shares of URREA common stock and URREA changed its name to EduLink Inc.


        EduLink Inc. is engaged in the design and development of an Internet educational service program, called the "EduLink Global Smart Schoolhouse(sm)", which will offer and market to schools and homes: (i) a comprehensive school information management and communications system; and (ii) an individualized standards based and nationally recognized 3rd through 12th grade curriculum with the appropriate instructional strategies and student assessment (the "Schoolhouse System"). It is intended that this service will be utilized by four separate categories of end users: students, parents, teachers, and school administrators. The total service, inclusive of the Premium Service described below, will be provided to schools, without charge over the internet. The service provided to schools, other than the Premium Service (meaning the 3D Virtual World Smart Lab and Tutorial Services) will also be provided to the homes without charge, but Edulink will charge nominal fees for its Premium Services.

         From July, 1996, through approximately April, 1998, EduLink developed an initial business plan for the Schoolhouse System, built a prototype Website, produced a limited number of educational content lesson plans and developed an initial template to construct educational content. From April 1998 to date, EduLink re-defined the business plan for the Schoolhouse System, redeveloped the structure and methodology for building interdisciplinary and interactive lessons as well as "Virtual Labs" utilizing inquiry based instruction and re-developed the architectural concepts for the Schoolhouse System. During this re-development stage from April 1998 to date, EduLink maintained the basic architectural format of the Schoolhouse System developed from July 1996 through April 1998.

         The architectural concept for the Schoolhouse System is to offer over the internet: (1) a comprehensive school information management and communications system, and (2) an individualized standards based and nationally recognized third through twelfth grade curriculum with the appropriate instructional strategies and student assessment. It is intended that the Schoolhouse System will be utilized by four separate categories of end user; students, parents, teachers, and school administrators. The elements that relate to the schoolhouse architecture system include a teacher desk, a student desk, a parent desk, and a school desk. For illustrative purposes, the student desk will include: (i) personal schedule information; (ii) information regarding the student's school including events, holidays, sports and clubs; (iii) information regarding the core curriculum including art, language, math, science and social studies; (iv) information regarding extra curriculum activities including guidance counselor, career center, community service and student psychological services; (v) an assignment list generated by student's teachers; and (vi) a personal locker including a private password. All elements of the schoolhouse system will be offered to schools and homes over the Internet to personal computers.

        Inquiry based instruction is a learning strategy that requires students to solve a problem by planning, carrying out and reporting the results of their investigation. The Virtual World Smart Labs allow the student to acquire a deep and personal understanding of how learning works by participating in the conduct of investigations and solving a problem in a three dimensional electronic world. The three dimensional world will have characteristics that are simulated to represent a real world environment, i.e., a virtual world. Problems that require inquiry or investigative steps will be revealed to students in the 3D virtual world and will emphasize that students must plan, carryout and report on the results of their investigation. The inquiry steps will place emphasis on student laboratory and field investigation plus case studies. The student will be asked to solve real world problems (design based) using the inquiry-based method. To date, a written description of the inquiry and design problems for the first unit of the 7th and 8th grade interdisciplinary curriculum has been finished. A web-based format has been produced to standardize electronic icons, schoolhouse structure, and units lesson and activities, i.e., how, when, and where they appear on the web-based screens. No Virtual World Smart Labs have been created and or tested.

        EduLink plans to rollout its service in stages by initially developing and producing the Schoolhouse System for the 7th and 8th grades, by conducting alpha tests during portions of the development and production process period from June 2000 through December 2000, by conducting a six week beta test in January 2001 and by launching the service for the 7th and 8th grades following the completion of the beta test and resultant modifications to the system, if any. Thereafter, EduLink intends to beta test and launch the service for two additional grades (e.g. 9th-10th, 5th-6th and 3rd-4th) each succeeding twelve month period.

        To date EduLink has not produced material aspects of the Schoolhouse System. EduLink estimates that approximately $8.5 million will be needed to complete the production, alpha and beta test and launch of the system for the 7th and 8th grades and to pay sums currently owed by EduLink to third parties. To accommodate this need, EduLink offered through a private placement 380 units consisting of 500,000 shares of its common stock for $25,000 per unit. To date, EduLink has raised approximately $5.0 million from this offering. These funds are sufficient to complete the material aspects of the Schoolhouse System for the 7th and 8th grades and to alpha test these material aspects. However, without the additional $3.5 million necessary to meet the estimated necessary funds of $8.5 million, EduLink will not have the financial resources to beta test, launch and market the Schoolhouse System for the 7th and 8th grades and to continue its overall operations. There can be no assurance that EduLink will be able to raise these additional monies either in the form of revenue from operations or proceeds from the offering of its securities. There also can be no assurance that EduLink will be able to penetrate the school and home markets if it should be able to launch its 7th and 8th grade Schoolhouse System.

        Moreover, additional funds beyond the estimated $8.5 million will be necessary to continue operations after the launch of the service for the 7th and 8th grade and to produce the content, beta test and launch the Schoolhouse System for additional grade levels. EduLink estimates that following the launch of the service for the 7th and 8th grades, approximately $3.5 million will be necessary during each of four succeeding 12 month periods to continue operations, produce content, beta test and launch the Schoolhouse System for two additional grade levels per each of the four 12 month periods. EduLink intends to obtain such additional funds from operating revenue and/or from the sale of its securities, but there can be no assurance that there will be operating revenue or that funds can be secured on terms acceptable to EduLink.


         EduLink's corporate offices are located at:

             450 North Beverly Drive                  5743 Corsa Avenue
                   Suite 602              and             Suite 207
         Beverly Hills, California 90210      Westlake Village, California 91362
            Telephone (310) 247 7800               Telephone (818) 874-1273


         (b)      Financial Information about Segments.

         EduLink operates in one business segment, the design, development and sale of educational products.

         (c)      Narrative Description of Business.

GENERAL

         Generally it is expected that the Schoolhouse System will provide:

         * a comprehensive information management and communication service with programs uniquely tailored to school, student and parent needs, such as an electronic filtered 24 hour daily news feed, an EDU-chat room, free EDU-mail, tutorial services, school stores, and student schedules. Our content and database engineers are writing design specifications and have begun the initial web based engineering build out for this service. The targeted users for this service are students, parents and teachers.

         * interdisciplinary curriculum content, such as developing units, lessons, and activities by drawing from two or more forms of content disciplines (for example, combining language arts, math and science within the context of history) and cross age curriculum content, that is combining the curriculum content to fit the needs of the two grades, such as 7th grade 13 years old students with 8th grade 14 years old students. Our content engineers have written a complete description of the first unit, including lessons, activities and the 3D problem solving questions. Our graphical design engineers and database engineers have standardized the icons and information flows inside the user screens. The targeted users for this service are students, parents and teachers.

         * the integration of quality multi-media educational content, educational assessment, and teacher instructional strategies in a web based environment. All resources that relate to multi-media educational content for the first unit have been identified, collected and all licenses to use the information on the web have been obtained. The targeted users for this service are students, parents and teachers.

         * educational curriculum content and student skill proficiencies based upon national standards. Our content engineers have finished the alignment of curriculum content and student skill proficiencies with National Content Standards for the first unit. The targeted users for this service are students, parents and teachers.

         * a 3rd through 12th U.S.A. public and private school curriculum, including units, lesson and activities. Our content engineers have identified the 10 units for the 7th and 8th grade curriculum that are appropriate for a private and public school curriculum and have completed a written description of the 1st unit of the 10 units of the 7th and 8th grade including the lessons and activities that are appropriate for a private and public school curriculum. The targeted users for this service are schools, teachers, students and parents.

         * a Global Smart Schoolhouse that can be adapted to a worldwide educational audience and made specific to a country's national education agenda. The schoolhouse architecture is adaptable to a world wide educational audience because its elements, i.e., students, parents, teachers, and schools, have universal educational characteristics. We have developed a unit, lesson, and activity structure that can be made specific to a country's national educational agenda. The targeted users for this service are schools, teachers, students and parents.

         * two minute video teasers and/or simulated games as introductions to the curriculum units. Our content engineers have written descriptions of the video teaser segments and/or simulated games as introductions to the first 2 units of the 7th and 8th grade curriculum. The targeted users for this service are teachers, students and parents.

         * a means to fully use the Internet so as to enhance student collaboration. Our data based engineers are designing software intended to accommodate web-based collaboration. The targeted user for this service is the student.

         * a 3D Virtual World Smart Lab with emphasis on inquiry and design based learning. Our content engineers have written a description of the inquiry and design problems for the first unit of the 7th and 8th grade interdisciplinary curriculum. A web-based format has been produced to standardize electronic icons, schoolhouse structure and units, lessons and activities. No virtual labs have been created or tested. The targeted users for this service are teachers and students.

         * an electronic essay grader and a student essay tutorial program. Our content engineers have finished a written description of an electronic grading system for student work product that will be electronically graded. Our database engineers have developed initial algorithms for the web based electronic essay grader. The targeted users for this service are students.

         * teacher, student, and parent tools to enhance learning, such as thesaurus, dictionary, encyclopedia, atlas, word processor, calculator, cognitive mapping, inquiry steps and intelligent student coaching. Existing web-based tools have been identified and located and the content engineers have developed a written description of web-based tools that are to be developed. Our database engineers are designing the database in order to integrate the tools into the database. The targeted users for this service are teachers, students and parents.

         * archived audio, video, still pictures and data from nationally recognized content organizations housed inside the EduLink teacher curriculum center. We have had initial discussions with National Geographic, The Associated Press, CNN and Reuters. The targeted users for this service are parents, teachers and students; and

         * a teacher authoring tool kit to publish teacher created lessons inside the Global Smart Schoolhouse. Our database engineers have developed the algorithms for the teacher authoring tool; it is currently in an alpha testing format. The targeted users for this service are teachers.

         EduLink plans to market the Schoolhouse System to public and private schools throughout the United States, to homes of school aged children (inclusive of homeschoolers) and to homes of grandparents and relatives of school aged children.


         The total services, inclusive of the premium service described below, will be provided to schools without charge over the internet. The service provided to schools, other than the premium service, will also be provided to homes without charge, but EduLink will charge nominal fees for its premium services, meaning the 3D Virtual World Smart Lab and Tutorial Services. EduLink intends to reach schools and homes by several methods, including direct sales and telemarketing; alliances with companies that have substantial regional and national presence in school and/or home markets, such as local telephone companies, cable companies, computer companies, internet service providers, cross promotion with companies attempting to reach demographics similar to those of the Company; and public relations activities which illustrate the academic value of the Company's content. The type of alliances Edulink envisions include co-branding agreements with well known portals, such as Yahoo; bundling agreements with computer companies like Dell, telcos like GTE; copromotional agreements with sponsors and advertisers which provide promotional material about Edulink through the distribution of their own products or within their own environment, such as PepsiCola and Wal-Mart. Edulink has not entered into or commenced discussions relating to any such marketing alliances. Edulink's marketing activities to date have been limited to discussions with various schools relating to their potential participation in the alpha tests for the 7th and 8th grade Schoolhouse System. EduLink believes it will generate revenue from the following sources:


         *         home subscriptions for premium services;

         * transactional revenue from the school store and links to other websites;

         * corporate sponsorship in the 3D Virtual World Smart lab design based problems;

         * traditional corporate advertising and sponsorships within the commercial zones;

         *         corporate underwriting in various forms;

         *         international franchises; and

         *         federal grants.

         The Schoolhouse System concept was developed by Dr. Ronald R. Rescigno, a co-founder, co-Chairman and President of EduLink. Dr. Rescigno was formerly the Superintendent of a California public school district and was responsible for that district's award winning interactive and computer-oriented learning programs.

THE SAATCHI AGREEMENT

         From approximately February 1997 through April 1998, Saatchi provided production and consulting services in connection with the Schoolhouse System. In January 1998, Saatchi and EduLink Inc. executed an agreement, effective as of July 1997, pursuant to which Saatchi agreed to provide various services, including but not limited to designing and establishing a website for the Schoolhouse System (the "Saatchi Agreement"). Pursuant to the terms of the Saatchi Agreement, EduLink executed and delivered an $850,000 note to Saatchi relating to fees owed for past services through December 1997. In addition, pursuant to the Saatchi Agreement, Saatchi claimed additional fees of $548,000 as of June 10, 1998, which charges were disputed by EduLink.

         Pursuant to the provisions of the Saatchi Agreement, EduLink's ownership of the intellectual property Saatchi developed pursuant to the Saatchi Agreement was subject to it making all required payments to Saatchi under the Saatchi Agreement and Saatchi Note. The rights at issue are the GUI, or graphical user interface, developed for the three existing prototype websites and for the six prototype web based lesson plan Internet prototypes.

         From April 1998, the date Saatchi discontinued services, the Schoolhouse System concept went through substantial modifications, rendering the intellectual property developed by Saatchi with respect to educational lesson plans and templates antiquated for EduLink's purposes.

          On January 5, 2000, Saatchi and EduLink entered into an agreement to settle their differences under the following terms:

         * EduLink's total obligation to Saatchi, inclusive of sums due under the Saatchi Note, was reduced to $1,000,000 payable out of 15% of the net proceeds, obtained by EduLink from its financing activities;

         * interest at prime plus one percent (1%) will accrue on the $1,000,000 debt, commencing as of January 1, 2000, if, but only if the debt is not paid by December 31, 2000;

         * in lieu of 31,000,000 shares and 14,000,000 warrants that were to be issued to Saatchi under the Saatchi Agreement, Saatchi will receive 11,435,000 shares of EduLink's common stock;

         * EduLink agreed that it would pay Saatchi by January 15, 2000, the difference between $100,000 and the sums theretofore paid to Saatchi under the settlement agreement; by April 30, 2000, the difference between $400,000 and the sums theretofore paid to Saatchi under the settlement agreement; and by December 31, 2000, the difference between $600,000 and the sums theretofore paid to Saatchi under the settlement agreement. EduLink paid Saatchi $100,000 on January 5, 2000.

         * the Company will assign the Schoolhouse program's intellectual property rights to Saatchi if the $1,000,000 obligation is not paid by December 31, 2001.

SCHOOLS, TEACHERS, STUDENTS AND PARENTS


         EduLink intends that the Schoolhouse System will be developed for and used by the four essential categories of end users in the educational process; school administrators, teachers, students and parents. There is no use requirement for schools to use EduLink. Schools voluntarily may adapt to the system because it is a free service. As a free service, they can utilize it when and how they please.

         SCHOOL ADMINISTRATORS. The portion of the Schoolhouse System designed for school administrators will serve as the administrative arm of the Schoolhouse System in a particular school and is intended to, among other things, detail school district resources and Internet technology capabilities. If EduLink is able to raise sufficient funds on terms acceptable to it, EduLink intends to provide a full array of services to school administrators including but not limited to providing: (i) a web-based home page to the school with active links to additional web pages about the school, its community, faculty and staff home pages, and school information; (ii) comprehensive calendar and scheduling capabilities which will automatically be propagated to teacher, student, and parent desktops; (iii) school-wide and staff-only announcement capabilities which will also be propagated to the affected schedules; (iv) collaboration capabilities both within the school and with outside educators using EduLink; (v) home pages for administrative staff, with information (such as education and areas of interest) for use in establishing collaborative connections with outside educators; and (vi) site administrators associated with the school, to permit them to register themselves and their classes with the EduLink system. It is planned that all information to support these basic functions will reside on EduLink host computers. Administrators will have the same basic abilities as teachers to examine the curriculum (units, lessons, and activities) offered by EduLink. Administrators will also have access to the common set of office tools: word processor, dictionary and thesaurus. EduLink also plans to furnish news feeds to administrators.

         EduLink believes that administrators will want this information because it is essential to their daily operations, housed in one place and will be easily accessible.

         TEACHERS. It is planned that teachers will have access to all Schoolhouse System curriculum units, lessons, news feeds, video teasers, the virtual lab and the inquiry and designed base problems and tools. Teachers will be able to use the Schoolhouse System to enhance their existing programs and to allow them more time to individualize instruction. By using the time saving tools, such as the electronic essay grader and the inquiry based tool kit, teachers will become facilitators of the student's learning experiences rather than dispensers of knowledge. Teachers will be able to guide students into inquiry and design based learning while coaching them to interact and collaborate with students in other geographical areas of the world. Teachers will be able to use the system to assess student performance, to collaborate with students on writing exercises to solve academic and real time problems, to create lessons from the news feeds and from the banks of archived resources using the EduLink electronic authoring tools, to exchange information instantaneously with other educators, and to communicate quickly and directly to parents. It is anticipated that a teacher, parent, student and administrator will be able to access the system with his or her own personal account. The assessment relates to the student's progress through the units. Each unit will include a number of lessons that will have activities associated with them for the student to accomplish.

         EduLink plans that the teacher, individual student and/or parent will be able to access student assessments. It is anticipated that a teacher/student collaboration will include but not be limited to e-mails, individual chat sessions, group chat sessions and other interactive collaboration with the 3-D virtual world environment.

         The archived resources will be developed from strategic alliances that EduLink plans to make with national and regional organizations to license their electronic educational media resources. It is anticipated that the image and informational banks of archived resources will be integrated into the EduLink database. If adequate funding is raised, the Schoolhouse will provide a repository for teaching and learning practices as well as a distribution outlet for teachers around the world to publish and license their lessons. EduLink intends to build and integrate into the database a web-based teacher-authoring tool including a web-based lesson design template. This tool and template will be used by students to enhance a project based learning program and by parents who wish to understand lesson-designed student learning. Examples of organizations that EduLink will seek to approach in order to license their video, picture, sound and text resources are: National Geographic, Time Warner, Newsweek, Discovery Magazine, History Channel and NASA.

         STUDENTS. Students will be able to access the Schoolhouse System at home if they have a computer at home. This will allow them to supplement and enhance their learning. Students will be able to review their course work, obtain materials and interactive resources related to their course work and, if necessary, receive direct tutorial aid. EduLink expects that the interactive resources will include videos, audios and still pictures which will have the capacity to be stopped and played back within the EduLink system making each resource interactive. EduLink expects to offer direct tutorial aide through its e-mail program and the Edu-Chat program as well as by telephone connection. If adequate funding is raised, the tutors will be employed by EduLink and will consist of working and/or retired teachers.


         The portion of the Schoolhouse System designed for students is intended to have, among other things, the applicable educational information for the grade of the particular student courses, daily lessons and related materials, as well as a school information guide to help organize a student's schedule, events, sports activities and clubs. Students will be able to access via the internet student-run web pages, current news events, updated bus schedules and a daily read out on their teachers, classes and activities. Students will also have their assignment lists and personal "lockers" with their own private passwords to record their outside activities, appointments and errands.

         PARENTS. Through the use of the Schoolhouse System, parents will have the ability to interact directly with a variety of persons involved in their child's education including teachers, guidance counselors and career counselors. For college-bound students, all of the pertinent information relating to prospective colleges, scholarships, financial aid and sample SAT and ACT tests will be available to parents. Parents will be able to maintain direct contact with teachers, school administrators, coaches and other parents through a special PTA menu. They will be able to schedule"chat" sessions on a regular basis and at their own convenience. "Chat" sessions and bulletin board postings will allow parents to participate by sharing experiences with parents of same age students around the city, state, nation, and world. Parents will be able to enter the virtual school storefront and shop for educational merchandise at discounted rates. The majority of the virtual school storefront merchandise will be rated and endorsed by EduLink.

         DELIVERY OF AND ACCESS TO THE SCHOOLHOUSE SYSTEM

         EduLink has developed a demonstrable prototype Internet Website for the Schoolhouse System. It is intended that school administrators, teachers, students and parents, free of charge, will access the Website through desktop computers. The Website currently is in its' embryonic stage and only has minimal, basic available information regarding the Schoolhouse System. Within each end user group, a member of a particular group will only have access to certain information and services. For example, students will receive access codes allowing them access to the curriculum services, but not to the grades or records of other students. Only a student's teacher and school administrator will have such access. Each end user will have a personal identification code, which will allow them access to their private information.


         EduLink plans to host the system for Internet use. The computers hosting the system will be provided by EduLink. Through the Internet the users (administrators, teachers, parents, and students) will be able to access and use the system. The content and services provided by the system will be delivered via the web to the users.

         It is expected that the school, not EduLink, will operate as the system administrator. When the school registers itself with EduLink, a site administrator (such as the principal or an assistant principal) will be selected by the registering school. The site administrator will be furnished with a special access code which will permit the site administrator to provide and manage access privileges for the administrators, teachers, students and parents associated with that school.

         EduLink anticipates that schools (administrators), teachers, students, and parents, will each furnish persistent data that will be maintained on the EduLink computers. It is expected that this will include general contact information, and also (for all except the parents) the additional profile information necessary to maintain such user's calendar, activities and interests, progress on assignments, class schedules, coursework and other EduLink preferences. The school, teacher, parent and student information will be gathered by using electronic templates that identify specific fields of information. The data content from these templates will be stored on the EduLink host computers.

        EduLink believes that parents will want access to the Schoolhouse system not only to provide their children with access to the Schoolhouse system at home, but also to allow the parents to become more involved in their child's educational experiences. The parents of homeschoolers will be able to access all the course requirements in the form of units, lessons, and activities, which will be designed to satisfy the legal requirements of home schooling. EduLink believes there is a significant opportunity in the homeschooler market and plans to focus on trying to gain penetration into this market. Parents using their own personal access code will be able to interact with their child's school program from any computer with access to the Internet.

POTENTIAL SOURCES OF REVENUE

         As indicated elsewhere herein, since the Schoolhouse System is in the embryonic development stage, as of the date hereof EduLink has not generated any revenues and none can be expected to be generated until the Schoolhouse System is fully developed and marketed to, among others, the school districts and the homes of the school age children.

          EduLink if it is able to fully develop and market the Schoolhouse System, expects to derive revenue primarily from the following sources:

          *         home subscriptions for premium services;

          * transactional revenue from the school store and links to other websites;

          * corporate investment in the 3D Virtual World Smart lab design based problems;

          * traditional corporate advertising and sponsorships within the commercial zones;

          *         corporate underwriting in various forms;

          *         international franchises; and

          *         federal grants.

COMPETITION

         Although, to EduLink's knowledge, there are no other companies engaged in the identical type of business to be conducted by EduLink the market for companies with similar ideas and educational related materials is highly and intensely competitive. EduLink will be in direct competition with companies with significantly longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than that of EduLink. Competitors of EduLink include education curriculum software companies such as Edscape Corporation, Lightspan Networks, Inc., Softkey International, Inc., National Education Corporation, Davidson and Associates, Inc., Scholastic Corporation, Broderbund Software, Inc., Knowledge Adventure, Inc., Jostens LLC, CNN Newsroom, PBS Mathline, CTB McGraw Hill, Net School/ACTV Inc., e School and CCC Inc. a subsidiary of Simon and Schuster now owned by Peason Pic. Moreover, other entities not currently in this industry may in the future attempt to launch a business identical to EduLink. EduLink's competitors may develop products comparable or superior to those developed by EduLink adapt more quickly than EduLink to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and license of their products than EduLink. Accordingly, there can be no assurance that competition will not intensify or that EduLink will be able to compete effectively in its proposed market.

MANUFACTURING, DISTRIBUTION


        EduLink will not manufacture or distribute software, but intends to contract with third parties for the manufacturing, packaging, marketing and distribution functions with regards to any software. The software architecture is in the design stage. It is anticipated that it will include software already developed by SAIC, commercially available software and software to be specifically developed for EduLink by SAIC.


EMPLOYEES-ALLIANCES:

         EduLink currently has three employees, namely, Michael Rosenfeld, Dr. Ronald Rescigno and Ian Rescigno. In addition, EduLink has entered into agreements with the following individuals and entities:

* For content development, research grants, and online educational tutorial experts -McGuire and Associates, headed by Kathleen McGuire, Ph.D., director of UCLA Extension's Distance Learning Programs; Los Angeles, California;

* For content oversight, including units, lessons, activities and the design and inquiry based problems within the 3D virtual world and endorsement - Professor Gary B. Nash, Ph.D., Project Co-Director for the National Standards for History, National Center for History in the Schools, University of California, Los Angeles, UCLA;

* For data base engineering, front end graphic design services, 3D Virtual World Design, and the Graphic User Interface (GUI) for design and inquiry based problems - Science Applications International Corporation (SAIC), Center for Advanced Information Technology, Annapolis, Maryland;

* For teacher, parent and student filtering and curriculum development tool and the teacher curriculum center - SAIC, Center for Advanced Information Technology, Annapolis, Maryland;

* For the inquiry based software and tool kit - SAIC, Center for Advanced Information Technology, Annapolis, Maryland;

* For research and educational marketing - McGuire and Associates, headed by Kathleen McGuire, Ph.D., director of UCLA Extension's Distance Learning Programs; Los Angeles, California.


         The three employment agreements were all entered into on September 1, 1999 and provide as follows:

         Ronald Rescigno has been employed as President of EduLink from September 1, 1999 through December 31, 20004. Compensation equals $150,000 per year (the monthly pro-rata compensation from September 1 - December 31, 1999 was waived), plus a bonus equal to the greater of 10% of the Net Pre-Tax Profits or 10% of the Net Cash Flow of EduLink computed annually, but not to exceed an amount equal to $300,000 for each calendar years 2000 and 2001 and $450,00 for each of calendar years 2002, 2003 and 2004; in addition, the employee is entitled to four weeks vacation, annually, and fifteen paid sick days annually, and insurance benefits. Warrants to purchase 5,717,650 shares of EduLink's common stock at $.0022 per share shall be issued to Dr. Rescigno upon completion of each of the Design Phase, the Build-Out Elements, the Beta Test and the National launch of the Schoolhouse service for the 7th and 8th grades.
Employee is exclusive to EduLink, Inc. for the term.

         Michael Rosenfeld has been employed as Chief Executive Officer of EduLink from September 1, 1999 through December 31, 20004. Compensation equals $150,000 per year (the monthly pro-rata compensation from September 1 - December 31, 1999 was waived), plus a bonus equal to the greater of 10% of the Net Pre-Tax Profits or 10% of the Net Cash Flow of EduLink computed annually, but not to exceed an amount equal to $300,000 for each calendar years 2000 and 2001 and $450,000 for each of calendar years 2002, 2003, and 2004; in addition, the employee is entitled to four weeks vacation, annually, and fifteen paid sick days, annually, and insurance benefits. Warrants to purchase 5,717,650 shares of EduLink's common stock at $.0022 per share shall be issued to Mr. Rosenfeld upon completion of each of the Design Phase, the Build-Out Elements, the Beta Test and the National launch of the Schoolhouse service for the 7th and 8th grades. It is anticipated that Mr. Rosenfeld will be replaced as CEO but will continue to render services of Executive Vice President - Business Development. Mr. Rosenfeld may render outside services so long as it does not interfere with his obligation to EduLink.

         Ian Rescigno has been employed as Senior Vice President of Operations for EduLink from September 1, 1999 through December 31, 2004. Compensation equals $90,000 per year (the monthly pro-rata compensation from September 1 - December 31, 1999 was wived), plus a bonus equal to the greater of 10% of the Net Pre-Tax Profits or 10% of the Net Cash Flow of EduLink computed annually, but not to exceed an amount equal to $180,000 for each calendar years 2000 and 2001 and $270,000 for each of calendar years 2002, 2003, and 2004; in addition, the employee is entitled t four weeks vacation, annually, and fifteen paid sick days, annually, and insurance benefits. Warrants to purchase 5,717,650 shares of EduLink's common stock at $.0022 per share shall be issued to Mr. Rescigno upon completion of each of the Design Phase, the Build-(Out Elements, the Beta Test and the National launch of the Schoolhouse service for the 7th and 8th grades. In addition, Mr. Rescigno was issued Warrants to purchase 34,305,000 shares of common stock at an exercise price of $.0022 per share. Employee is exclusive to EduLink, Inc. for the term.

         The agreement between EduLink and Professor Gary B. Nash was entered into as of February 1, 2000 and provides that Professor Nash will supervise the individuals engaged by us to design the content of an interdisciplinary, cross-age inquiry based 7th and 8th grade curriculum which satisfies core curriculum standards, consisting of 10 units with approximately 70 lessons and 560 activities, plus 40 inquiry and design based questions for a contemplated 3-D virtual world. Professor Nash is non-exclusive and all of the results and proceeds of his services are assigned to EduLink and are for that purpose deemed a work for hire, from inception. Professor Nash is to be paid $3,000 per month until the 10 units are delivered, not to exceed 12 months. The $3,000 is an advance against fees of $100 per hour, but he must obtain pre-approval for hours to be incurred in excess of 40 hours in a month. He also is to receive a bonus of 7.5% of any license fees paid to UCLA by EduLink pursuant to any license agreement between EduLink and UCLA which may in the future be consummated with respect to intellectual property relating to history curriculum of the 7th and 8th grades. He also is to receive warrants to purchase 100,000 shares of EduLink's common stock at $.10 per share upon delivery of each unit, to a maximum of warrants to purchase 1,000,000 shares. He also is engaged to serve on EduLink's to be formed Quality Control curriculum Committee and will be entitled to receive warrants to purchase 500,000 shares of stock at $.20 per share; and as he secures three pre-approved individuals to serve on the Committee, he will be entitled to receive an additional 1,000,000 warrants, one-third of which vest as each of such individuals agrees to serve on the Committee.

         The agreement between EduLink and Ms. McGuire was entered into as of February 1, 2000 and provides that Ms. McGuire is to provide content development of an interdisciplinary, cross age, inquiry based 7th and 8th grade curriculum. Content development includes responsibility to core curriculum standards, integration of educational software applications, presentation and final editing of content, recruitment and training of on-line tutors. The deliverable schedule is to be mutually determined. EduLink's payment obligation is $148,000, payable as deliverables are completed and accepted in accordance with the mutually approved schedule. The payments include all sums otherwise payable to the specialists supplied by McGuire and the results and proceeds of all work product, including the copyrights therein, is to be owned by EduLink and is to be considered a work for hire, from inception. In addition, Ms. McGuire is to manage the specialists, liaison between the specialists and EduLink's other technology providers and content supervisors, analyze student assessment of the curriculum, assist in obtaining federal grants, identify possible schools to participate in the contemplated beta test, and assist in planning the rollouts of additional grade level curriculum. For such additional services, Ms. McGuire is to receive the sum of $3,000 per month for 12 months (commencing February, 2000), unless the agreement is terminated earlier based upon a failure to deliver on a timely basis.

         The agreement between EduLink and SAIC was entered into as of October 1, 1999 and provides that SAIC will render services relating to the development and construction of EduLink Schoolhouse, such services and the actual deliverables to be fully described by Individual Task Order Statements of Work and Schedule, such work to be performed on a Time and Material basis. The hourly fees per category are established for the one year term of the agreement (e.g. Program Manager at $200 per hour; Jr. technical staff at $90 per hour). Each Task Order may include one or more labor categories. There is no limit as to the number of Task Orders that may be issued. All materials furnished and services performed shall be subject to inspection and test. All materials, computer programs software or other data or information, whether fabricated, manufactured, purchased or otherwise obtained by SIC for the performance of its services and charged to EduLink are the property of EduLink.


TRADEMARKS AND COPYRIGHTS

         EduLink has obtained a trademark for its corporate logo including the design plus words and letters. Additionally, EduLink is in the process of researching and applying for a servicemark for the EduLink Global Smart Schoolhouse and the History Hopper. EduLink believes that any software it is able to develop in the future will be proprietary and it will attempt to protect such software under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Software products are susceptible to unauthorized copying. It may be possible for unauthorized third parties to copy or to reverse engineer EduLink's products. As the number of interactive software products in the market increases and the functionality of these products further overlaps, EduLink believes that interactive software will increasingly become the subject of claims that such software infringes on the property of others.

         As disclosed above, EduLink may lose those intellectual property rights derived from services performed by Saatchi under the Saatchi Agreement if EduLink fails to pay sums due Saatchi by December 31, 2001.

LITIGATION

         EduLink is not a party to any legal proceedings and is not aware of any pending or threatened legal proceedings.

AVAILABLE INFORMATION

         EduLink has filed with the Securities and Exchange Commission this Registration Statement on Form 10 under the Securities Exchange Act of 1934. For further information with respect to EduLink reference is made to the documents filed as exhibits to the Form 10. Statements contained in this Form 10 regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the Form 10 Registration Statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as EduLink that file electronically with the Commission.

         ITEM 2:           FINANCIAL INFORMATION.

         The following information has been derived from the financial statements of the Company. Such information should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 1998 and 1999 appearing elsewhere in this Registration Statement.

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                    AS OF AND FOR THE YEARS ENDED DECEMBER 31

Income statement:                1999       1998       1997       1996
                                ------     ------     ------     ------
                                                   (Unaudited) (Unaudited)
Revenue                         $   --     $   --     $   --     $   --

Software development expenses   $ (121)    $  897     $1,840     $  305

Operating expenses              $  145     $  143     $  246     $  128

Net loss                        $   24     $1,040     $2,086     $  433


Net loss per share              $  0.0     $  0.0     $ 0.01     $  0.0


MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


         The following discussion is provided to afford the reader an understanding of all the material matters of the Company's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Registration Statement.


Overview


         EduLink, Inc. is engaged in the design, development and creation of an internet educational web based software service program to schools and homes. It is intended that this service will be marketed to and utilized by students, parents, teachers and school administrators. The service will be delivered over the internet to personal computer users.


Results of Operations

Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998

Revenue

        The Company is a development stage enterprise and has spent most of its efforts during the past three years in developing the School House System web based software initially for the 7th & 8th grades, which is intended to be beta tested in January 2001 and launched following the completion of the beta test and resultant modifications to the system, if any, in September 2001. Accordingly, the Company has not generated any revenue to date.


         In October of 1999, EduLink merged with and into URREA Enterprises, Inc. ("URREA") and URREA changed its name to EduLink. This recapitalization of EduLink had no effect on EduLink's financial condition and results of operations as URREA was a non operating public shell with no assets or liabilities.


Software Development Costs

        In January 1997, the Company contracted with an outside software development vendor to provide production and consulting services in connection with the web based Schoolhouse System.

        Software development expenses decreased by 98% to $(121,000) in 1999 from $897,000 in 1998. The credit to software development cost in 1999 arose from the adjustment of a disputed liability relating to work done in 1997 and 1998 which was recorded in the books in those years. The adjustment was accounted for as a change in accounting estimate and accordingly resulted in a net credit to software development cost during 1999. In addition, during 1999, the Company was conceptualizing its business plan and focusing on how to utilize the development work completed during 1998.

        Software development costs include amounts paid to the software development vendor and other consultants.


General and Administrative Expenses

        General and administrative expenses in 1999 in the aggregate were in line with 1998. These expenses consisting primarily of rent, salaries and legal and professional fees amounted to $125,000 in 1999 as compared with $123,000 in 1998.

Year Ended December 31,1998 as Compared with Year Ended December 31, 1997

Software Development Costs

        Software development costs decreased by $944,000 or 51% from $897,000 in 1998 as compared with $1,840,000 in 1997. These comprised of expenditures on School House Software development paid to the vendor amounting to $604,000 in 1998 as compared with $920,000 in 1997 and fees paid to consultants and other contractors of $161,000 in 1998 as compared with $799,000 in 1997. In general, software development costs decreased in 1998 as the Company stopped further production and development of the web based software and focused on developing its business plan, which included strategic planning and reengineering.

General and Administrative Expenses

        General and administrative expenses decreased by $16,000 or 49% to $123,000 in 1998 as compared with $240,000 in 1997. The decrease was attributable to decrease in travel, legal and professional and office expenses.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

         Software development costs increased by $1,535,000 from $306,000 in 1996 to $1,840,000 in 1997. This was primarily due to $920,000 paid to Saatchi & Saatchi for the development and production of the School house System and $798,000 paid to consultants, contractors and teachers in connection with the development of the School House System.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses increased by $107,000 or 80% to $240,000 in 1997 as compared to $133,000 in 1996. The increase was primarily due to increase in legal and accounting fee of $80,000 incurred in connection with general business matters and raising capital, increase in office expenses of $17,000 and insurance expenses of $21,000.


Liquidity and Capital Resources

        Since 1996, we have financed our working capital needs through capital contributions by owners, private placements and bridge loans. As of December 31, 1999, we had cash in hand of approximately $74,000. Cash used in operations was $25,000, $203,000 and $1,455,000 in 1999, 1998 and since inception, respectively. Cash used in operations was primarily for consulting fees related to the design and development of computer software and general and administrative expenses. Since 1996 through November 1999, we have raised $1,375,000 through private placements and seed capital from one of our executives and approximately $376,000 in bridge loans. $50,000 of the bridge notes were repaid, and $125,000 worth of the bridge notes were converted into common stock in 1997.


         We estimate that we need approximately $8,500,000 for our ongoing software content development, content oversight, data base engineering, graphic design services, graphic user interface, curriculum development tool, information technology center, inquiry based software and for research and educational marketing. We estimate that we need approximately $42,000 per month for working capital purposes, including office expenses, secretarial services and executive services. This working capital amount is included in the $8.5 million referenced above.

         EduLink will have additional financial needs in the long-term beyond the $8,500,000 referenced above. EduLink will need additional funds, estimated to be $3.5 million per year, to continue operations, maintain the system and produce content, test and launch the system for additional grade levels. EduLink intends to generate revenue from sponsorships, advertising, subscriptions and e-commerce and to raise funds in the long-term from sales of its securities. There can be no assurance that such revenues will be generated or such funds will be raised.



         In December 1999, we offered through a private placement to sell 380 Units consisting of 500,000 shares of our common stock per Unit at a price per Unit of $25,000 at an offering price of $0.05 per share. The proceeds from this offering net of placement agent's fees and expenses is expected to be not less than $8,550,000. As of April 13, 2000, we have received $5,027,500 on which no fees or commission were due or payable.


         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable to the Registrant.

ITEM 3:           PROPERTIES.

 FACILITIES

         EduLink is utilizing a portion of the offices used by Michael Rosenfeld at 450 North Roxbury Drive, Suite 602, Beverly Hills, California 90210 as its administrative offices. EduLink also has its production offices located at 5743 Corsa Avenue, Suite 207, Westlake Village, California 91362.

ITEM 4:           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of EduLink's outstanding common stock by:

         * each person who is known by it to be the beneficial owner of 5% or more of its outstanding common stock;

         *        each director and executive officer individually;

         * and all executive officers and directors as a group, as of the date of this Registration Statement.

         EduLink believes that each of the beneficial owners of the common stock listed in the table, based on information furnished by such owner, has sole investment and voting power with respect to such shares.

                                                     BENEFICIAL OWNERSHIP

NAME & ADDRESS OF BENEFICIAL OWNER          NUMBER                PERCENTAGE (1)
Michael Rosenfeld (2)                       172,101,170 (3)       23.68%
Ronald Rescigno (2)                         173,816,469 (3)       23.92%
Ian Rescigno (2)                            34,305,000(4)         .05%
Kathleen McGuire(2)                         5,717,647 (5)         .01%
Dorothy Tucker (2)                          5,717,647 (5)         .01%
All executive officers and directors as a
group ( five persons)                       391,642,933           47.20%

---------------------------
(1) Calculated on the basis of 669,572,500 shares of common stock issued and outstanding. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after the date of this registration statement. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on the date of this registration statement, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2) Address is c/o EduLink, Inc., 450 North Roxbury Drive, Beverly Hills, CA 90210.
(3) Includes 57,176,470 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on August 14, 2004.
(4) Consists of 34,305,000 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on January 31, 2007.
(5) Consists of 5,717,647 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on September 14, 2003.

ITEM 5:           DIRECTORS AND EXECUTIVE OFFICERS.

                                   MANAGEMENT

 DIRECTORS AND EXECUTIVE OFFICERS

         EduLink's directors and executive officers are comprised of the following individuals:

   NAME                       AGE     POSITION

   Michael Rosenfeld          57      Co-Chairman of the Board of Directors and
                                      Chief Executive Officer

   Ronald Rescigno            63      Co-Chairman of the Board of Directors and
                                      President

   Ian Rescigno               34      Senior Vice President - Operations

   Kathleen McGuire           45      Director

   Dorothy Tucker             50      Director


         MICHAEL ROSENFELD is Co Chairman and Chief Executive Officer of EduLink. Mr. Rosenfeld has spent approximately the last thirty years specializing in entertainment law with an emphasis on the music recording and publishing industry. Mr. Rosenfeld was of counsel to Rosenfeld, Meyer & Susman, LP, an entertainment law firm with offices in Beverly Hills, California, from January 1995 through December 1997 and has been Chief Executive Officer and Co-Chairman of the Board of Directors of EduLink since January 1998. Mr. Rosenfeld received his Bachelors of Arts degree from UCLA in 1964, and his L.L.B. from UCLA 1967, where he was also of the "Order of the Coif' and a member of the UCLA Law Review.

         RONALD R. RESCIGNO, Ed.D., D.H.L., Co-Chairman and President, EduLink Inc. Effective, January 1997, Dr. Rescigno retired as a public school superintendent in California. He served in the public schools of the United States for 39 years, 17 as a school superintendent. Dr. Rescigno was Superintendent of the Hueneme School district located in Port Hueneme, California since 1983. Since January 1997 Dr. Rescigno has been President and Co-Chairman of the Board of Directors of EduLink. Dr. Rescigno holds two doctorates; the degree of Doctor of Humane Letters (honoris causa) awarded by Wilkes University, Wilkes-Barre, Pennsylvania, in 1989 for his international work in student learning and the integration of computer networked technology and a Doctor of Education degree awarded by the University of North Colorado, Greeley, Colorado in 1978. Dr. Rescigno received his Bachelor of Science degree from Wilkes College, Wilkes-Barre, Pennsylvania in 1958 and a Master of Arts degree from Columbia University, New York, New York, in 1967. He is the author of the book Smarter Classrooms - Smarter World and produced a video on the same subject. He is currently working on a sequel to the above book describing his vision of the cyberspace school-i.e., the Global Smart Schoolhouse.



         Dr. Rescigno has been a consultant on educational technology for the United Nations Industrial Organization (UNIDO) and a keynote speaker at numerous conferences, including the first United State/USSR Joint Conference on Computers, Education and Children, the State of Israel's Ministry of Industrial Seminar "Computerized Integrated Learning System Development and Implementation," the Digital World Conference in 1993 and the 1996 Harvard Business School International Conference. In 1990 Dr. Rescigno was appointed by the Governor of the State of California and served as Vice-Chair of the State Educational Technology Committee until 1995. He has been frequently asked to assist the U.S. Department of Education and the Department of Defense in educational technology issues and projects.

         IAN RESCIGNO, Vice President - Operations, has responsibilities which include video production, content licensing and acquisition, strategic content partnerships, project management. Mr. Rescigno was the founder and president of Eco International, Inc. from 1995 through 1996. Mr. Rescigno has been working for EduLink in varying capacities since January 1997. In 1989, after Mr. Resicigno graduated from the University of California at Los Angeles with a degree in History, he founded ECO International, Inc. ECO's primary business goal revolved around the development of multimedia products. As an infant industry there was no established standard or models that could be followed. For electronic content development, ECO developed a synergistic model among content developers, design specialists, audio/video experts, and computer technologists. ECO became familiar with "brand indentification" and the creative process that must take place for a product to represent the look and feel of a quality multimedia product. ECO was personally involved in the development of a cost effective business model for multimedia by managing all phases of the production, marketing, and selling cycles.


         Mr. Rescigno was part of the design team that developed SOTA's Multi Media Curriculum System (MMCS) and implemented two (MMCS) research and development sites; one with World Ort in London, England and one with the Bulgarian Academy of Sciences in Sofia, Bulgaria. Mr. Rescigno brokered a distribution agreement with the Israel Center for Education Technology (CET) through Dynamind (an Israeli company) for the rights to sell the "Search and Solve" science software package in the U.S. and Canada. The product was integrated into SOTA's Multi Media Curriculum System. Prior to the Balkan unrest Mr. Rescigno worked with the United Nations Industrial Development Organization (UNIDO) to procure a grant to establish a training site in Belgrade, Yugoslavia and Sofia, Bulgaria in advanced manufacturing processes for developing nations.


         KATHLEEN MCGUIRE, Ph.D., is a Director of the Company. Dr. McGuire has been Project Director, Distance Learning Program, UCLA Extension, since January 1995. Dr. McGuire received her B.A. and Masters from Cal Poly and her Ph.D. from UCLA Graduate School of Education and Information Studies.



         DOROTHY TUCKER, Ph.D., is a Director of the Company. Dr. Tucker has been President of Dorothy M. Tucker, Associates, psychological consultants to corporations and governmental agencies, including the Los Angeles Police Department and General Electric. Dr. Tucker received her Ph.D. in Psychology from California School of Professional Psychology and her Ph.D. in Counselor Education from Ohio State University. She currently serves as a member of the California State Bar Board of Governors and the President's Task Force on Urban Initiatives.

         ITEM 6:           EXECUTIVE COMPENSATION.

         Through 1999, the Chief Executive Officer has not received any compensation. Through 1999 no other executive officer has received compensation in excess of $100,000.

         On September 4, 1999, employment agreements were entered into between EduLink and each of Dr. Rescigno, Ian Rescigno and Michael Rosenfeld. The terms of these employment agreements include: an employment term through December 31, 2004; annual base compensation, commencing January 2000 of $150,000 for each of Dr. Rescigno and Mr. Rosenfeld, and $90,000 for Ian Rescigno, with bonuses based upon formulae relating to EduLink's revenue. In addition, each of Mr. Rosenfeld, Dr. Rescigno and Ian Rescigno have the right to receive warrants to purchase shares of EduLink's common stock as each of four separate deliverables are completed within specific time limits. Pursuant to the terms of Mr. Rosenfeld's agreement, he shall receive the sum of $10,000 per month in lieu of $10,000 in monthly compensation otherwise payable to him until his receipt of sums advanced to EduLink by Mr. Rosenfeld on an interest free basis during 1999 to lower overhead. Moreover, pursuant to the terms of Mr. Rosenfeld's agreement, it is anticipated that EduLink shall replace him as CEO with another individual and in such event, Mr. Rosenfeld shall remain with EduLink as Executive Vice President
- Business Development. Mr. Rosenfeld and Dr. Rescigno also had each previously been granted warrants to purchase 57,176,470 shares of common stock of EduLink.


         The following table sets forth the annual compensation paid to executive officers of the Company for the fiscal years ended December 31, 1997, 1998 and 1999. No executive officer received annual compensation in excess of $100,000.


                                                                   Other Annual   Restricted   Options/    LTIP         All Other
Name and Principal Position          Year   Salary($)   Bonus($)   Compensation  Stock Awards    SARs     Payouts     Compensation
---------------------------          ----   ---------   --------   ------------  ------------   ------    -------     ------------
Dr. Ronald Rescigno,                 1999         $0         $0          0            0           0          0              0
  Co-Chairman and President(1)       1998         $0         $0          0            0           0          0              0
                                     1997    $60,000         $0          0            0           0          0              0

Michael Rosenfeld,                   1999         $0         $0          0            0           0          0              0
  Chief Executive Officer            1998         $0         $0          0            0           0          0              0
  and Co-Chairman(2)                 1997         $0         $0          0            0           0          0              0

Ian Rescigno,                        1999         $0         $0          0            0           0          0              0
  Senior Vice President -            1998         $0         $0          0            0           0          0              0
  Operations(3)                      1997         $0         $0          0            0           0          0              0



--------------
(1) Dr. Rescigno agreed to waive all compensation under the September 4, 1999 employment agreement through 1999.
(2) Mr. Rosenfeld agreed to waive all compensation under the September 4, 1999 employment agreement through 1999.
(3) Mr. Rescigno agreed to waive all compensation under the September 4, 1999 employment agreement through 1999.
(4) Directors of Edulink currently do not receive any compensation for their services as directors.


         STOCK OPTION PLAN

         EduLink intends to establish a stock option plan to attract and retain key employees and directors of EduLink.

         ITEM 7:           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Mr. Rosenfeld advanced funds to or on behalf of EduLink during 1999 equal to $112,902.42, and EduLink has agreed to repay these funds to Mr. Rosenfeld on a periodic basis, such payments to be made in lieu of, and shall serve to reduce, the monthly compensation otherwise payable to him under the terms of his EduLink employment agreement. In addition, Mr. Rosenfeld has waived his right to receive reimbursement for $140,403.25 in sums advanced by him to or on behalf of EduLink during the years 1996, 1997 and 1998. Dr. Rescigno was reimbursed $22,500 by EduLink for expenses incurred in 1998 and 1999.


     EduLink rents a portion of Mr. Rosenfeld's offices. EduLink pays $3,000 per month to Mr. Rosenfeld for use of these offices.

     On February 1, 2000, EduLink entered into an agreement with Ian Rescigno, Senior Vice President-Operations of EduLink to issue warrants to purchase 34,305,000 shares of common stock at an exercise price of $.0022 per share.

         ITEM 8:           LEGAL PROCEEDINGS.

         None.

         ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         EduLink's common stock is publicly traded on Nasdaq's over-the-counter Bulletin Board Market under the symbol "MYIQ".

         The following table sets forth the range of high and low bid prices for the EduLink's Common Stock for each quarterly period since its Common Stock began trading, as reported by brokers and dealers making a market in the capital stock. Such quotations reflect inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions:

                                                        HIGH        LOW

         Year ended December 31, 2000
         January 1 - March 6......................      1/2         2/11


                                                        HIGH        LOW

         Year ended December 31, 1999                   1/4         1/11
         Fourth Quarter...........................


         HOLDERS

         As of the date of this registration statement, there were approximately 110 record holders of EduLink's common stock.

         DIVIDENDS

         EduLink has not paid any cash or other dividends on its common stock since its inception and does not anticipate paying any such dividends in the foreseeable future. EduLink intends to retain any earnings for use in the Company's operations and to finance the expansion of its business.

         ITEM 10:          RECENT SALES OF UNREGISTERED SECURITIES.


         In October, 1999, URREA Enterprises, Inc. acquired the issued and outstanding shares of the common stock of EduLink Inc., a California corporation, through a merger and stock-for- stock exchange exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1993. At the closing, EduLink, Inc. merged with and into URREA in exchange for 388,800,000 shares of URREA common stock and URREA changed its name to EduLink Inc. The shares of URREA common stock were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

         From December 1999 through March 8, 2000, EduLink sold 201.1 Units consisting of 500,000 shares of its common stock per Unit to 96 accredited investors and 5 unaccredited investors at a price per Unit of $25,000 for total proceeds of $1,087,500. The Units were sold pursuant to Rule 506 promulgated under Regulation D of the Securities Act of 1933. EduLink paid no placement agent fees in connection with such financing transactions.


         ITEM 11:          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                           REGISTERED.

         EduLink is authorized to issue 1.5 billion shares of common stock, $.001 par value, per share. As of the date of this Form 10 Registration Statement, 669, 572,500 shares of common stock were issued and outstanding.


         EduLink's shares will be delisted from the Over the Counter Bulletin Board and its new symbol will be MYIQE if this Form 10 is not declared effective by the Securities and Exchange Commission on or before May 3, 2000.


         Each share of common stock is entitled to one vote per outstanding share held on each matter submitted to a vote at a meeting of shareholders. Each shareholder may exercise such vote either in person or by proxy. Shareholders are not entitled to cumulate their votes for the election of Directors. There are no preemptive or other preferential rights to purchase additional shares of common stock. Upon liquidation, dissolution or winding-up of EduLink the holders of common stock are entitled to receive, pro rata, the assets of EduLink which are legally available for distribution to shareholders subject to the prior rights on liquidation of creditors. All of the issued and outstanding shares of common stock are validly authorized, fully paid and non-assessable.

         Dividends

         EduLink has not paid any cash dividends on its common stock. The present policy of the Board of Directors is to retain earnings to finance the operations and development of EduLink's business. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

Transfer Agent

         The transfer agent for the common stock is Standard Registrar and Transfer Company, 12528 South 1840 East, Draper, Utah 84020.

Reports to Stockholders

         EduLink by filing this Registration Statement, is registering its common stock under the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended. Such registration requires EduLink to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934, as amended.

         ITEM 12:          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         EduLink's By-laws provide for indemnification of officers and directors to the fullest extent permitted by Nevada law. In addition, under EduLink's By-laws, no director shall be liable personally to EduLink or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the Certificate of Incorporation does not eliminate the liability of directors for (i) any breach of the director's duty of loyalty to EduLink or its stockholders; (ii) acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

         ITEM 13:          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         EduLink's financial statements are included in a separate Section of this Report following Item 15.

         ITEM 14: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

         ITEM 15:          FINANCIAL STATEMENTS AND EXHIBITS.

         Index to Financial Statement and Exhibits                    Page

         Report of Independent Certified Public Accountants...........  F-1

         Financial Statements
           Balance Sheets.............................................  F-2
           Statements of Operations...................................  F-3
           Statements of Stockholders' Deficit........................  F-4
           Statements of Cash Flows...................................  F-5
           Notes to the Financial Statements..........................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
EduLink, Inc.


We have audited the accompanying balance sheets of EduLink, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations, stockholders' deficit, and cash flows from January 25, 1996 (inception) to December 31, 1997 are unaudited.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EduLink, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the years ended December 31, 1999, 1998, and 1997, the Company incurred net losses of $153,956, $1,040,237, and $2,086,226, respectively. In addition, the Company's net cash used in operating activities was $25,837, $203,875, and $885,562 for the years ended December 31, 1999, 1998, and 1997, respectively, and the Company's accumulated deficit was $3,589,686 and $3,565,730 as of December 31, 1999 and 1998,
respectively. In addition, successful completion of the Company's transition, ultimately, to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SINGER LEWAK GREENBAUM & GOLDSTEIN LLP


Los Angeles, California
March 14, 2000

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                                  BALANCE SHEETS
                                                                    DECEMBER 31,
--------------------------------------------------------------------------------
                                     ASSETS

                                                         1999           1998
                                                     ----------     ----------
CURRENT ASSETS
     Cash                                            $    74,103    $     -
                                                     -----------    -----------
                      TOTAL CURRENT ASSETS           $    74,103    $     -
                                                     ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Book overdraft                                  $      -       $        60
     Bridge notes payable                                200,000        200,000
     Accounts payable                                  1,284,357      1,970,774
     Due to related party                                112,902        140,519
                                                     -----------    -----------
         Total current liabilities                     1,597,259      2,311,353
                                                     -----------    -----------

COMMITMENTS AND CONTINGENCIES


STOCKHOLDERS' DEFICIT
     Common stock, $0.001 par value
         1,500,000,000 shares authorized
         647,822,500 and 388,800,000 shares
             issued and outstanding                      647,823        388,800
     Shares committed to be issued                       671,750          -
     Additional paid-in capital                          876,957        865,577
     Deficit accumulated during the development
         stage                                        (3,719,686)    (3,565,730)
                                                     -----------    -----------
                  Total stockholders' deficit         (1,523,156)    (2,311,353)
                                                     -----------    -----------


                      TOTAL LIABILITIES AND
                          STOCKHOLDERS' DEFICIT      $    74,103    $     -
                                                     ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF OPERATIONS
                       FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997 AND FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                                        For the
                                                                                                      Period from
                                                                                                      January 25,
                                                               For the Year Ended                        1996
                                                                   December 31,                       (Inception) to
                                               --------------------------------------------------     December 31,
                                                     1999             1998              1997             1999 *
                                               ---------------  ----------------  ---------------  ----------------
INCOME
   Interest                                    $             -  $              -  $         2,052  $          6,818
                                               ---------------  ----------------  ---------------  ----------------
EXPENSES
   Software development costs                         (121,070)          896,836        1,840,421         2,921,814
   General and administrative                          275,026           143,401          247,857           804,690
                                               ---------------  ----------------  ---------------  ----------------
     Total expenses                                    153,956         1,040,237        2,088,278         3,726,504
                                               ---------------  ----------------  ---------------  ----------------
NET LOSS                                       $      (153,956) $     (1,040,237) $    (2,086,226) $     (3,719,686)
                                               ===============  ================  ===============  ================
BASIC AND DILUTED LOSS PER SHARE               $          0.00  $           0.00  $          0.00  $           0.01
                                               ===============  ================  ===============  ================
WEIGHTED-AVERAGE SHARES
   OUTSTANDING                                     433,630,817       388,800,000      372,557,966       390,281,195
                                               ===============  ================  ===============  ================




* The period from January 25, 1996 (inception) to December 31, 1997 is unaudited.


   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                             STATEMENTS OF STOCKHOLDERS' DEFICIT
           FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                                           Deficit
                                                                              Shares                    Accumulated
                                                       Common Stock         Committed     Additional     During the
                                                  ----------------------      to be        Paid-In      Development
                                                     Shares     Amount       Issued        Capital          Stage         Total
                                                  ----------  ----------    ---------    -----------    ------------    ----------

BALANCE, JANUARY 25, 1996 (INCEPTION) *                    -  $        -    $       -    $         -    $          -    $        -
SALE OF COMMON STOCK *                            28,302,353      28,302                     594,575                       622,877
SHARES ISSUED TO FOUNDERS AND PROFESSIONALS *    276,754,118     276,754                    (276,754)                            -
SHARES ISSUED FOR INVESTMENT BANKING SERVICES *   58,300,000      58,300                     (33,300)                       25,000
NET LOSS *                                                                                                  (439,267)      (439,267)
                                                 -----------  ----------    ---------    -----------    ------------    -----------
BALANCE, DECEMBER 31, 1996 *                     363,356,471     363,356            -        284,521        (439,267)       208,610
SALE OF COMMON STOCK *                            20,531,471      20,532                     410,968                        431,500
CONVERSION OF BRIDGE NOTES *                       2,625,000       2,625                     172,375                        175,000
SHARES ISSUED TO FOUNDERS AND PROFESSIONALS *      2,287,058       2,287                      (2,287)                             -
NET LOSS *                                                                                                (2,086,226)    (2,086,226)
                                                 -----------  ----------    ---------    -----------    ------------    -----------
BALANCE, DECEMBER 31, 1997                       388,800,000     388,800            -        865,577      (2,525,493)    (1,271,116)
NET LOSS                                                                                                  (1,040,237)    (1,040,237)
                                                 -----------  ----------    ---------    -----------    ------------    -----------
BALANCE, DECEMBER 31, 1998                       388,800,000     388,800            -        865,577      (3,565,730)    (2,311,353)
CHANGES DUE TO RECAPITALIZATION                  259,022,500     259,023                    (259,023)                             -
LOAN FROM STOCKHOLDER CONTRIBUTED TO CAPITAL                                                 140,403                        140,403
COMMON STOCK SUBSCRIPTION RECEIVED                                            100,000                                       100,000
COMMON STOCK TO BE ISSUED                                                     571,750                                       571,750
COMPENSATION WAIVED BY OFFICERS                                                              130,000                        130,000
NET LOSS                                                                                                    (153,956)      (153,956)
                                                 -----------  ----------    ---------    -----------    ------------    -----------
     BALANCE, DECEMBER 31, 1999                  647,822,500  $  647,823    $ 671,750    $   876,957    $ (3,719,686)   $(1,523,156)
                                                 ===========  ==========    =========    ===========    ============    ===========


* The period from January 25, 1996 (inception) to December 31, 1997 is unaudited.


   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF CASH FLOWS
                    FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997 AND FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                                        For the
                                                                                                      Period from
                                                                                                      January 25,
                                                       For the Year Ended                                1996
                                                           December 31,                             (Inception) to
                                               ---------------------------------                      December 31,
                                                     1999             1998              1997             1999 *
                                               ---------------  ----------------  ---------------  ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                    $      (153,956) $     (1,040,237) $    (2,086,226) $     (3,719,686)
   Adjustments to reconcile net loss to
     net cash used in operating activities
       Common stock to be issued for
         software development costs                    571,750                 -                -           571,750
       Common stock issued for
         professional services                               -                 -                -            25,000
       Common stock issued for
         related party payable                         140,403                 -                -           140,403
       Compensation waived by officers                 130,000                 -                -           130,000
   Increase (decrease) in
     Accounts payable                                 (686,417)          717,845        1,230,662         1,284,357
     Due to related party                              (27,617)          118,517          (29,998)          112,902
                                               ---------------  ----------------  ---------------  ----------------
Net cash used in operating activities                  (25,837)         (203,875)        (885,562)       (1,455,274)
                                               ---------------  ----------------  ---------------  ----------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Common stock subscription received                  100,000                 -                -           100,000
   Proceeds from issuance of bridge
     notes                                                   -           200,000                -           375,000
   Repayment of bridge notes                                 -                 -                -           (50,000)
   Proceeds from issuance of common
     stock                                                   -                 -          500,000         1,375,000
   Cost of issuance of common stock                          -                 -          (68,500)         (270,623)
                                               ---------------  ----------------  ---------------  ----------------
Net cash provided by financing
   activities                                          100,000           200,000          431,500         1,529,377
                                               ---------------  ----------------  ---------------  ----------------



* The period from January 25, 1996 (inception) to December 31, 1997 is unaudited.


   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF CASH FLOWS
                    FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997 AND FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                                        For the
                                                                                                      Period from
                                                                                                      January 25,
                                                              For the Year Ended                         1996
                                                                  December 31,                      (Inception) to
                                               --------------------------------------------------     December 31,
                                                     1999             1998              1997             1999 *
                                               ---------------  ----------------  ---------------  ----------------

Net increase (decrease) in cash                $        74,163  $         (3,875) $      (454,062) $         74,103
CASH (BOOK OVERDRAFT), BEGINNING OF
   PERIOD                                                  (60)            3,815          457,877                 -
                                               ---------------  ----------------  ---------------  ----------------
CASH (BOOK OVERDRAFT), END OF
   PERIOD                                      $        74,103  $            (60) $         3,815  $         74,103
                                               ===============  ================  ===============  ================
SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION
     INTEREST PAID                             $             -  $              -  $             -  $         11,521
                                               ===============  ================  ===============  ================
     INCOME TAXES PAID                         $             -  $              -  $         1,600  $          1,600
                                               ===============  ================  ===============  ================


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 1999, a stockholder contributed $140,403 due this stockholder as additional paid-in capital.

During the year ended December 31, 1999, the Company recorded $571,750 of software development costs as additional paid-in capital, which represents the Company's commitment to issue 11,435,000 shares of common stock to a vendor (see
Note 3).


During the year ended December 31, 1999, the Company's officers contributed $130,000 in compensation due to them as additional paid-in capital.


During the year ended December 31, 1997, the Company converted $175,000 of bridge notes into 2,625,000 shares of common stock.


* The period from January 25, 1996 (inception) to December 31, 1997 is unaudited.


   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------
NOTE 1 - DESCRIPTION OF BUSINESS

         URREA Enterprises, Inc. ("URREA"), a Nevada corporation, acquired EduLink, Inc. ("OLD EduLink"), a California corporation engaged in the development of educational software, on October 28, 1999. After the acquisition, URREA changed its name to EduLink, Inc.


         URREA issued 388,800,000 shares of common stock to acquire 100% of the common stock of OLD EduLink. The acquisition was accounted for as an issuance of stock by OLD EduLink for the net assets of URREA as the stockholders of OLD EduLink owned 60% of the common stock of URREA after the acquisition, resulting in a recapitalization of OLD EduLink. URREA had no significant assets or liabilities at the date of acquisition and did not have significant operations prior to the acquisition. Therefore, no pro forma information is presented.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Going Concern


         The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1999, 1998, and 1997, the Company incurred losses of $153,956, $1,040,237, and $2,086,226, respectively. As of December 31, 1999, the Company is in the development stage and is primarily engaged in research and development activities. Accordingly, the accompanying statements of operations should not be regarded as typical for normal periods of operation. The Company's development stage status, recurring net losses, and capital deficit raise substantial doubt about its ability to continue as a going concern. Additional financing will be required in order for the Company to complete its development stage activities. Management believes that it will be able to obtain such financing from new investors.

         To meet these objectives, the Company expects to complete an additional $8,500,000 private placement of equity in early 2000, which management expects will provide sufficient funding to continue the Company's present operations and support future marketing and development activities. Management believes that these plans will enable the Company to continue as a going concern for at least 12 months from the balance sheet date. The Company has received a subscription amounting to $1,187,500 on which no fees or commission were due or payable through March 8, 2000. In connection with the offering, $100,000 was received prior to December 31, 1999.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Going Concern (Continued)

         The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

         Development Stage Enterprise

         The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Software Development Costs

         Development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company has not completed its software development to the point of technological feasibility, and accordingly, no costs have been capitalized.

         Stock Split

         In October 1999, the Company's Board of Directors declared a 50-for-1 stock split. All applicable share and per share data have been retroactively restated for the stock split.

         Income Taxes

         The Company uses the asset and liability method of accounting for income taxes. The asset and liability method accounts for deferred income taxes by applying enacted statutory rates in effect for periods in which the difference between the book value and the tax bases of assets and liabilities are scheduled to reverse. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws or rates. Because the Company has incurred losses from operations, no benefit is realized for the tax effect of the net operating loss carryforward and software development costs capitalized for tax purposes due to the uncertainty of its realization.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Impairment of Long-Lived Assets

         The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company would recognize an impairment loss based on the estimated fair value of the asset.


         Stock-Based Compensation

         SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation issued to employees. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation.


         Loss per Share

         Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same.

         Comprehensive Income

         The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in any period presented.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------
NOTE 3 - ACCOUNTS PAYABLE

         On January 5, 2000, the Company entered into an agreement with its major vendor and the vendor's affiliates to settle a disputed amount of a contractual obligation arising from a software development contract. The Company owed $1,708,000 at December 31, 1999 to this vendor and its affiliates. The agreement calls for a settlement of the entire outstanding balance for $1,000,000 within the period specified by the agreement. The Company has agreed to pay the vendor at specified dates 15% of the net financing proceeds it receives pursuant to its financing activities. In the event the Company is unable to pay this agreed amount by December 31, 2000, commencing January 1, 2000, interest shall accrue on the unpaid balance at the prime rate as determined at the end of each quarter, plus 1%.

         In addition, the agreement states that the Company will assign to the vendor intellectual property rights of the software developed if the $1,000,000 obligation is not paid by December 31, 2001.

         Further, the Company has agreed to issue approximately 11,435,000 shares of its common stock as part of the settlement agreement within 60 days of the date of this agreement in lieu of shares and warrants that were agreed upon previously. This commitment to issue common stock has been recorded as common stock to be issued at $571,750, which represents the value of the Company's common stock based on a recent subscription of shares through a private placement memorandum dated December 19, 1999.

         The settlement has been recorded as a change in accounting estimate. Accordingly, software development costs have been credited for a net amount of $136,000. The effect of this change in accounting estimate is to decrease net loss for the year ended December 31, 1999 by $136,000 and to decrease net loss per share by $0.00031.

NOTE 4 - BRIDGE NOTES PAYABLE


         Bridge notes represent notes payable at 10% (annual percentage rate 10.47%) per annum and are currently due for payment. The Company issued 20,869,412 and 11,435,294 warrants to purchase shares of common stock to the 1998 and 1996 lenders, respectively, at an average exercise price of $0.034 per share. These warrants expire four years from the date of grant or four years from the date of an initial public offering.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------
NOTE 5 - COMMITMENTS AND CONTINGENCIES

         Lease

         The Company co-leases its facility under an operating lease agreement with an unrelated third party. Future minimum lease payments at December 31, 1999 were as follows:

                   Year Ending                     Gross           Company's
                  December 31,                  Commitment          Portion
                  ------------                  ----------         ---------
                      2000                       $103,254          $  36,139
                      2001                        106,673             37,335
                      2002                        106,673             37,335
                                                 --------          ---------
                           TOTAL                 $316,600          $ 110,809
                                                 ========          =========

         Rent expense was $31,711, $28,648, and $5,124 for the years ended December 31, 1999, 1998, and 1997, respectively.

         Employment Agreement

         In September 1999, the Company entered into five-year employment contracts with its President, Chief Executive Officer, and Senior Vice President that provide for a minimum annual salary, incentives, and bonuses, which are based on the Company's attainment of specified levels of sales and earnings. The annual salaries for the three officers are $150,000, $150,000, and $90,000, respectively. During the year ended December 31, 1999, all three officers were not compensated, and unpaid compensation in the amounts of $50,000, $50,000, and $30,000, respectively, was waived by the officers.

NOTE 6 - RELATED PARTY TRANSACTIONS

         During the year ended December 31, 1999, one of the principal stockholders of the Company paid $112,902 of the Company's expenses, which are recorded on the accompanying balance sheet as due to related party. In addition, this principal stockholder contributed $140,403 due to this stockholder as additional paid-in capital.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------
NOTE 7 - COMMON STOCK AND COMMON STOCK WARRANTS


         During the period from January 25, 1996 (inception) to December 31, 1996, the Company issued 28,302,353 shares of common stock in connection with a private placement for $622,877, net of expenses of $202,213. In addition, the Company issued 276,754,118 shares of common stock to its founders and professionals for which no consideration was received and 58,300,000 shares to the investment bankers in exchange for services valued at $25,000.


         During the year ended December 31, 1997, the Company issued 20,531,471 shares of common stock in connection with a private placement for $431,500, net of expenses of $68,500. In addition, the Company issued 2,287,058 shares of common stock to its founders and professionals.

         The Company issued warrants to purchase 51,458,824 common shares in connection with a private placement at an average exercise price of $0.035. In addition, the Company also issued 125,788,235 warrants to its principal stockholders and directors and 2,287,059 warrants to a consultant.

         A summary of the Company's warrant activity is listed below:

                                                                                  Weighted-         Weighted-
                                                                  Weighted-        Average           Average
                                                                   Average         Exercise          Exercise
                                 Stock             Stock          Remaining        Price of          Price of
             Exercise          Warrants          Warrants        Contractual       Warrants          Warrants
              Price          Outstanding        Exercisable         Life          Outstanding       Exercisable
             --------        -----------        -----------      -----------      -----------       -----------
             $   0.035       84,907,059          84,907,059      2.74 years       $   0.035        $   0.035
             $  0.0022      125,788,235         125,788,235      4.51 years       $  0.0022        $  0.0022
             $0.000087        1,143,529           1,143,529         4 years       $0.000087        $0.000087
                            -----------         -----------
                            211,838,823         211,838,823
                            ===========         ===========

         The fair value of the warrants was calculated using the Black-Scholes option valuation model with the following weighted-average assumptions for the years ended December 31, 1999 and 1998: dividend yields of 0% and 0%, respectively; risk free interest rates of 7% and 6%, respectively; expected volatility of 0% and 0%, respectively; and expected lives of four and four years, respectively.

         The weighted-average fair value of the warrants issued during the years ended December 31, 1999 and 1998 was $0.022 and $0, respectively.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------
NOTE 8 - INCOME TAXES

         The Company has incurred no income tax expenses since inception. The actual tax benefit differs from the expected tax benefit computed by applying the United States federal corporate tax rate of 34% to loss before income taxes as follows:

                                                                      1999              1998             1997
                                                                ----------------  ---------------  ----------------
                  Expected tax benefit                          $         (8,000) $      (354,000) $       (709,000)
                  State income taxes, net of federal
                    benefit                                                    -          (10,000)          (20,000)
                  Changes in valuation allowance                           8,000          364,000           729,000
                                                                ----------------  ---------------  ----------------

                      TOTAL                                     $              -  $             -  $              -
                                                                ================  ===============  ================

         The tax effects of temporary differences that give rise to deferred tax assets were as follows: 1999 1998 1997


                                                                      1999              1998             1997
                                                                ----------------  ---------------  ----------------
                  Net operating loss carryforwards              $        317,000  $       308,000  $         76,000
                  Software development costs

                    capitalized for tax purposes                       1,210,000        1,033,000         2,582,000
                                                                ----------------  ---------------  ----------------

                                                                       1,527,000        1,341,000         2,658,000
                  Less valuation allowance                            (1,527,000)      (1,341,000)       (2,658,000)
                                                                ----------------  ---------------  ----------------

                      TOTAL                                     $              -  $             -  $              -
                                                                ================  ===============  ================

         At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $794,000 and $396,000, respectively, which begin to expire in 2011 and 2001, respectively.

NOTE 9 - YEAR 2000 ISSUE

         The Company has completed a comprehensive review of its computer systems to identify the systems that could be affected by ongoing Year 2000 problems. Upgrades to systems judged critical to business operations have been successfully installed. To date, no significant costs have been incurred in the Company's systems related to the Year 2000.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------
NOTE 9 - YEAR 2000 ISSUE (CONTINUED)

         Based on the review of the computer systems, management believes all action necessary to prevent significant additional problems has been taken. While the Company has taken steps to communicate with outside suppliers, it cannot guarantee that they have all taken the necessary steps to prevent any service interruption that may affect the Company.

NOTE 10 - SUBSEQUENT EVENTS

         On February 1, 2000, the Company entered into an agreement with an officer to issue warrants to purchase 34,305,000 shares of common stock at an exercise price of $0.0022 per share.


         As of April 13, 2000, the Company has received cash for shares subscribed amounting to $5,027,500, including $100,000 received in December 1999, on which no fees or commission were due or payable in connection with the December 1999 private placement memorandum offering.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         EduLink, Inc.
                                                         ------------------
                                                         Registrant


Date: March 14, 2000                               By:    /s/ Michael Rosenfeld
                                                         ----------------------
                                                  Title: Chief Executive Officer

Exhibits

2.1     Agreement and Plan of Merger between URREA Enterprises and EduLink Inc.*

3.1     Articles of Incorporation of URREA Enterprises, Inc.+

3.2     Articles of Merger for URREA Enterprises, Inc.*

3.3     By-laws of EduLink Inc.*

4.1 Form of Warrant Agreement with Michael Rosenfeld (Rosenfeld Warrant Agreement)*

4.2     Amendment to Rosenfeld Warrant Agreement, dated September 15, 1999*

4.3 Form of Warrant Agreement with Ronald C. Rescigno (Rescigno Warrant Agreement)*

4.4     Amendment to Rescigno Warrant Agreement, dated September 15, 1999*

4.5     Warrant Agreement with Dorothy Tucker, dated September 15, 1999.*

4.6     Warrant Agreement with Kathleen McGuire, dated September 15, 1999*

4.7     Warrant Agreement with Ian Rescigno, dated February 1, 2000*

4.8     Specimen of common stock certificate*

10.1    Agreement with Saatchi & Saatchi North America, Inc. dated January 5,
        2000.*

10.2 Employment Agreement between Michael Rosenfeld and EduLink Inc., dated September 4, 1999 ("Rosenfeld Employment Agreement")*

10.3    Amendment to Rosenfeld Employment Agreement, dated February 1, 2000*

10.4 Employment Agreement between Ronald Rescigno and EduLink Inc., dated September 4, 1999 ("Dr. Rescigno Employment Agreement")*

10.5    Amendment to Dr. Rescigno Employment Agreement dated February 1, 2000*

10.6 Employment Agreement between Ian Rescigno and EduLink Inc., dated September 4, 1999 ("Ian Rescigno Employment Agreement")*

10.7    Amendment to Ian Rescigno Employment Agreement, dated February 1, 2000*

10.8    Agreement with Science Applications International Corporation.*

10.9    Agreement with Professor Gary B. Nash, Ph.D.*

10.10   Agreement with McGuire and Associates.*

11.1    Statement of Computation of Per Share Earnings*

21.1    Subsidiaries of the Registrant*

27.1    Financial Data Schedule*

---------------------------------
* Previously Filed
+ Filed herewith
                                       24

INDEX TO EXHIBITS

Exhibit
Number            Description of Document
-------           ------------------------------------

2.1               Agreement and Plan of Merger between URREA Enterprises and
                  EduLink Inc.*

3.1               Articles of Incorporation of URREA Enterprises, Inc.+

3.2               Articles of Merger for URREA Enterprises, Inc.*

3.3               By-laws of EduLink Inc.*

4.1 Form of Warrant Agreement with Michael Rosenfeld (Rosenfeld Warrant Agreement)*

4.2               Amendment to Rosenfeld Warrant Agreement, dated September 15,
                  1999*

4.3 Form of Warrant Agreement with Ronald C. Rescigno (Rescigno Warrant Agreement)*

4.4               Amendment to Rescigno Warrant Agreement, dated September 15,
                  1999*

4.5               Warrant Agreement with Dorothy Tucker, dated September 15,
                  1999.*

4.6               Warrant Agreement with Kathleen McGuire, dated September 15,
                  1999*

4.7               Warrant Agreement with Ian Rescigno, dated February 1, 2000*

4.8               Specimen of common stock certificate*

10.1              Agreement with Saatchi & Saatchi North America, Inc. dated
                  January 5, 2000.*

10.2 Employment Agreement between Michael Rosenfeld and EduLink Inc., dated September 4, 1999 ("Rosenfeld Employment Agreement")*

10.3              Amendment to Rosenfeld Employment Agreement, dated February 1,
                  2000*

10.4 Employment Agreement between Ronald Rescigno and EduLink Inc., dated September 4, 1999 ("Dr. Rescigno Employment Agreement")*

10.5              Amendment to Dr. Rescigno Employment Agreement dated February
                  1, 2000*

10.6 Employment Agreement between Ian Rescigno and EduLink Inc., dated September 4, 1999 ("Ian Rescigno Employment Agreement")*

10.7              Amendment to Ian Rescigno Employment Agreement, dated February
                  1, 2000*

10.8              Agreement with Science Applications International
                  Corporation.*

10.9              Agreement with Professor Gary B. Nash, Ph.D.*

10.10             Agreement with McGuire and Associates.*

11.1              Statement of Computation of Per Share Earnings*

21.1              Subsidiaries of the Registrant*

27.1              Financial Data Schedule*

------------------------------------
* Previously filed
+ Filed herewith

                                       26